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                                                                       EXHIBIT 2
                 FIRST AMENDMENT OF AGREEMENT AND PLAN OF MERGER
                                     BETWEEN
                               MOUNTAIN WEST BANK
                                       AND
                             NEW MOUNTAIN WEST BANK
                              UPON ITS FORMATION BY
                              GLACIER BANCORP, INC.


       This First Amendment of Agreement and Plan of Merger (the "Amendment") is made and entered into as of January 12, 2000, by and between Mountain West Bank ("Mountain West") and Glacier Bancorp, Inc. ("Glacier") (collectively, the "Parties").

                                    RECITALS

       A. The Parties entered into an Agreement and Plan of Merger dated as of September 9, 1999 (the "Agreement"), pursuant to which Mountain West will be merged with a newly formed subsidiary of Glacier (the "Proposed Transaction").

       B. The Agreement addresses the payment to be made to shareholders of Mountain West that dissent (the "Dissenting Shareholders") from the Proposed Transaction. The Agreement specifically identifies $21 per share of Mountain West stock as the amount of consideration to be paid to Dissenting Shareholders. Prior to execution of the Agreement, Mountain West stock had been trading in the $21 per share range. Since the time that the Agreement was executed, changes in the market for bank stocks, as well as other factors, have lead the Parties to conclude that $21 is not an appropriate value for Mountain West stock and that no specific dollar value should be assigned in the Agreement to Mountain West stock for the Dissenting Shares.

       C. To clarify the Parties' intent, the Parties wish to amend the terms of the Agreement as set forth in this Amendment. Unless otherwise defined in this Amendment, capitalized terms used in this Amendment have the meanings assigned to them in the Agreement.

                               TERMS OF AMENDMENT

       In consideration of the foregoing, the Parties agree as follows:

       Section 1.7 of the Agreement is amended by deleting the last sentence of
Section 1.7 in its entirety. Section 1.7 of the Agreement will now read as follows:

       For purposes of this Agreement, "Dissenting Shares" means those shares of Mountain West Common Stock as to which stockholders have properly taken all steps necessary to perfect their dissenters' rights under Section 26-909 of the Idaho Statutes. Each outstanding Dissenting Share of Mountain West Common Stock will be converted at Closing into the rights provided under this section of the Idaho Statutes.

Dated as of January 12, 2000

MOUNTAIN WEST BANK                          GLACIER BANCORP, INC.


By  /s/ Jon W. Hippler                      By   /s/ Michael J. Blodnick
  --------------------------------            ---------------------------------
     Name: Jon W. Hippler                        Name:  Michael J. Blodnick
     Title:  President and CEO                   Title:  President and CEO